Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 10, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.

Registration Statement on Form S-1, as amended

Registration File No. 333-195062

Dear Mr. Schwall:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Memorial Resource Development Corp. Preliminary Prospectus dated June 2, 2014, through the date hereof:

Preliminary Prospectus dated June 2, 2014

3,500 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Memorial Resource Development Corp. for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-195062) as filed on April 4, 2014, as amended, so that it becomes effective at 2:00 p.m. (Washington, D.C. time) on June 12, 2014, or as soon as possible thereafter.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Trey Murdock
Name: Trey Murdock
Title: Vice President

[UW Acceleration Request Signature Page]